Exhibit 3.1

AMENDMENT TO
ARTICLES OF INCORPORATION
OF
FIRST BUSEY CORPORATION

PARAGRAPH A OF ARTICLE FOURTH of the Articles of Incorporation of the Corporation is hereby amended in its entirety to read as follows:

FOURTH.

A.       Classes and Number of Shares.  The total number of shares of all classes of stock the Corporation shall have authority to issue is 61,000,000 shares.  The classes and the aggregate number of shares of stock of each class which the Corporation shall have authority to issue are as follows:

1.         60,000,000 shares of Common Stock, $.001 par value per share.

2.         1,000,000 shares of Preferred Stock, $.001 par value per share.